June 30, 2010

Mark C. Amorosi

D 202.778.9351

F 202.778.9100

mark.amorosi@klgates.com

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 72 to the Registration
Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on June 1, 2010 concerning Post-Effective Amendment No. 72 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 16, 2010, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in Post-Effective Amendment No. 74 to the Trust’s Registration Statement on Form N-1A as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

GENERAL

1.	If the Registrant intends to distribute a summary prospectus, please provide the staff with the Registrant’s proposed Rule 498(b)(1)(v) legend.

The Registrant’s proposed Rule 498(b)(1)(v) legend is as follows:

Before you invest, you may want to review the Portfolio’s Prospectus, which contains more information about the Portfolio and its risks. The Portfolio’s current Prospectus and Statement of Additional Information (“SAI”), dated June 30, 2010, are incorporated by reference into this Summary Prospectus. You can find the Portfolio’s Prospectus, SAI and other information about the Portfolio online at www.axa-equitablefunds.com/allportfolios.aspx. You can also get this information at no cost by calling 1-888-222-2144 or by sending an e-mail request to service@axa-equitable.com. This Summary Prospectus is intended for use

Mr. Sonny Oh

June 30, 2010

in connection with a variable contract as defined in Section 817(d) of the Internal Revenue Code (“Contracts”) and certain other eligible investors and is not intended for use by other investors.

2.	Please provide the caption “Title of Securities Being Registered” and relevant disclosure as required by the instructions to the Form N-1A facing sheet.

The Trust has made the requested change.

PROSPECTUS

1.	On the front cover, please define “Trust.” On the back cover, please capitalize the reference to the SEC.

The Trust has made the requested changes.

2.	Fees and Expenses of the Portfolio

(a)	With respect to the footnote regarding the expense reimbursement/fee waiver, please specify the applicable expense limitation.

For each Portfolio, the Trust has deleted the referenced footnote because the expense reimbursement/fee waiver will not reduce the Portfolio’s total annual operating expenses shown in the fee table.

(b)	Clarify that notwithstanding the use of the word “expected,” the expense reimbursement/fee waiver is contractual.

Please see response to Comment 2(a) above.

3.	Please revise format of the example table to comply with that set forth under Item 3, i.e., the rows should represent classes of shares and the columns should represent each time period.

The Trust has made the requested change.

4.	Investments, Risks, and Performance – The Investment Strategies

(a)	Please define “Manager” in second paragraph and “Adviser” in the fourth paragraph. Please also revise the use of these terms to better indicate which entity has responsibility for which portion – e.g., the second sentence of the third paragraph indicates that the Manager has responsibility for the Index Allocated Portion but the first sentence of the fourth paragraph states that the Adviser employs a stratified sample approach.

Mr. Sonny Oh

June 30, 2010

The Trust has defined “Manager” and “Adviser” as requested and has revised the third paragraph to clarify which entity has responsibility for which portion.

(b)	In the fourth paragraph, please expand on what constitutes a stratified sample approach.

The Trust believes that the referenced summary description of a stratified sample approach is consistent with Item 4(a) of Form N-1A, which requires a fund to summarize how it intends to achieve its investment objectives by identifying the fund’s principal investment strategies. Accordingly, the Trust respectfully declines to make any changes in response to this comment. Please note that a detailed description of the sampling technique employed as an indexing strategy is found in the section “More information on strategies, risks and benchmarks” on page 11 of the prospectus.

(c)	For the AXA Government Bond Portfolio, please describe the investment strategies that correspond to the principal risks of Mortgage-Backed and Asset-Backed Securities Risk and Zero Coupon and Pay-in-Kind Securities Risk.

The Trust has deleted the Mortgage-Backed and Asset-Backed Securities Risk and Zero Coupon and Pay-in-Kind Securities Risk, as these risks do not represent principal risks of the Portfolio.

(d)	The first sentence of the first paragraph states that the Portfolio intends to invest at least 80% of its net assets in bonds. The third sentence of the same paragraph states that derivatives are considered “bonds” for the purposes of the 80% policy. To avoid investor confusion, please delete the third sentence and instead state that the Portfolio intends to invest at least 80% of its net assets in bonds and derivatives.

The Trust has revised the disclosure as requested.

(e)	This section describes a policy of the Portfolio to invest 50% of its net assets in seeking to track the performance of index that has a duration of 4.68 years (in the case of the AXA Core Bond Portfolio) or 3.67 years (in the case of the AXA Government Bond Portfolio). This section also states that, through the use of derivatives, a Portfolio’s duration may be less than one year. Please clarify supplementally how the derivatives strategy is consistent with the Portfolio’s strategy of tracking an index with minimal tracking error, given these differences in duration.

Mr. Sonny Oh

June 30, 2010

The Trust believes that the staff’s comment does not fully reflect the description of each Portfolio’s investment objective and strategies. In this connection, please note that neither Portfolio will seek to track the performance of an index with minimal tracking error as its investment objective. Rather, each Portfolio will seek to achieve “a balance of current income and capital appreciation, consistent with a prudent level of risk.” As described in the prospectus, each Portfolio will seek to do this by allocating its assets between two portions that pursue different, but complementary, investment strategies. While one portion of each Portfolio will be invested in a passive strategy that seeks to track the performance of a fixed income securities market index, the other portion will be actively managed and invested primarily in a portfolio of futures contracts on debt securities in an attempt to produce overall Portfolio returns that exceed the performance of that index. To clarify that each Portfolio’s effective duration may change from time to time and will not always approximate that of the Portfolio’s benchmark index, the Trust has added disclosure stating that each Portfolio’s duration may vary from 0 to 5 years.

(f)	The summary indicates that the sole purpose of the derivatives portion of the Portfolio is to manage the risk of the other portion of the Portfolio. To avoid investor confusion, consider revising the summary to remove references to multiple asset portions as the two portions will be managed in concert. If the derivatives strategy means something other than hedging the risk of the other 50% portion of the Portfolio, please clarify what is intended.

Please see the response to Comment 4(e) above.

5.	Investments, Risks, and Performance – Principal Risks

(a)	Please delete the first sentence of the preamble.

Because the Portfolios are publicly offered through Contracts that may be sold through insured depository institutions, the Trust has not deleted the first sentence.

(b)	For the AXA Core Bond Portfolio, please provide risk disclosure to correspond to the strategy of investing in agency fixed-rate hybrid adjustable mortgage pass-throughs, as noted in the last sentence of the third paragraph under “Principal Investment Strategy” on page 3.

The Trust has revised the disclosure to clarify that the Portfolio’s investments will be in agency fixed-rate and hybrid adjustable mortgage pass-throughs, and not agency fixed-rate hybrid adjustable mortgage pass-throughs. Agency

Mr. Sonny Oh

June 30, 2010

fixed-rate and hybrid adjustable mortgage pass-throughs are types of mortgage-backed securities. The Trust believes that the current risk disclosure adequately describes the principal risks associated with investing in mortgage-backed securities and, therefore, respectfully declines to make any changes in response to this comment.

(c)	Please note that, as required by Item 4(c), the risk disclosure in this section should represent summaries of those risks disclosed later in the prospectus as required by Item 9(c). Therefore, based on the Item 9(c) disclosure provided in the prospectus beginning on page 15, please summarize Investment Company Securities Risk, Portfolio Turnover Risk and Short Sales Risk. In addition, principal strategies corresponding to these risks should be summarized in “Principal Investment Strategy” section of the summary.

The Trust has made the requested changes by adding Investment Company Securities Risk and Short Sales Risk to the principal risks section of each summary. However, please note that the Trust has not added Portfolio Turnover Risk as a principal strategy or risk because it is not anticipated that either Portfolio will have a high portfolio turnover.

(d)	Please provide a summary of market risk.

The Trust has included a detailed description of market risk in the section of the prospectus entitled “More information on strategies, risks and benchmarks” as one of several generic investment risks to which both Portfolios are subject. The Trust does not believe that market risk represents a principal investment risk of either Portfolio for which disclosure is required in the summary risk section, but rather is a generic risk of investing in securities generally. Accordingly, the Trust respectfully declines to make any changes in response to this comment. The Trust believes that this is consistent with the SEC’s statement in the adopting release for the 1998 amendments to Form N-1A that “it generally would be inconsistent with the summary risk requirement for a fund to include a ‘laundry list’ of generic risk factors that may apply to any fund and that does not identify the risks of investing in the fund.” See Registration Form Used by Open-Ended Management Investment Companies, SEC Rel. No. 33-7512, 63 Fed. Reg. 13916, 13920-21 (March 23, 1998).

6.	In the tax information section, please refer investors to the contract prospectus for more information on the treatment of investor assets.

The Trust has made the requested change.

Mr. Sonny Oh

June 30, 2010

7.	“More information on strategies, risks and benchmarks”

(a)	Please specifically identify each Portfolio that has an investment objective that may be changed without shareholder approval – see Item 9(a).

The Trust believes that the current disclosure makes it clear that each Portfolio has an investment objective that may be changed without shareholder approval and, therefore, respectfully declines to make any changes in response to this comment.

(b)	Based on the principal strategies disclosure, the disclosure for Derivatives and Illiquid Securities should appear under the heading “Other Information regarding Principal Investment Strategies” beginning on page 11 rather than under the heading “Additional Strategies” beginning on page 13.

The Trust has moved the relevant disclosure as requested.

(c)	Based on their disclosure as principal risks in the section beginning on page 15, Investment Company Securities Risk, Portfolio Turnover Risk and Short Sales Risk should appear under the heading “Other Information regarding Principal Investment Strategies” beginning on page 11 rather than under the heading “Additional Strategies” beginning on page 13.

Please see the response to Comment 5(c). The Trust has made conforming changes to this section of the prospectus.

(d)	Please provide the Temporary Defensive Investments disclosure under the heading “Other Information regarding Principal Investment Strategies” beginning on page 11 rather than under the heading “Additional Strategies” beginning on page 13.

The Trust has moved the disclosure for Temporary Defensive Investments as requested.

(e)	As to each principal risk discussed, please consider identifying the Portfolio to which the risk applies.

The Trust believes that the current disclosure complies with Form N-1A and, therefore, respectfully declines to make any changes in response to this comment. In this connection, the Trust notes that the principal risks of each Portfolio currently are identified in each portfolio summary, and additional detail is provided under “More information on strategies, risks and benchmarks.”

Mr. Sonny Oh

June 30, 2010

8.	In the section “Management of the Trust,” given the anticipated effective date, please provide updated information regarding the assets under management for AXA Equitable and AllianceBernstein.

The Trust has provided updated information as requested.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

1.	In the “Description of the Trust” on page 2, please disclose which Portfolios are diversified as required by Item 16(a). For those that are not, please provide the disclosure required by Item 4(b)(1)(iv) where appropriate in the applicable prospectus.

The Trust has made the requested change.

2.	With respect to the discussion of the portfolio holdings disclosure policy, please confirm with the staff and disclose whether the duty not to trade is imposed regardless of whether it is “in violation of applicable federal securities laws,” i.e., whether the duty exists without the added disclosure.

The Trust has deleted the quoted disclosure in response to this comment.

3.	Please disclose the number of meetings held in the past fiscal year by the Valuation Committee. If the Registrant continues to take the position that the Valuation Committee is not a Board committee, please list the Valuation Committee under a heading other than “Committees of the Board.”

The Trust continues to take the position that it is not required to disclose the number of meetings held in the past fiscal year by the Valuation Committee because the Valuation Committee is not a Board committee. Therefore, in response to the staff’s comment, the Trust has moved the description of the Valuation Committee from the section “Committees of the Board” to the section “Purchasing and Pricing of Shares” on page 57 of the SAI.

4.	Please disclose the basis for how advisory fees are calculated (i.e., fee percentage). See Item 19(a)(3).

The Trust has not made any changes in response to this comment because the prospectus currently discloses the basis for how advisory fees are calculated (see page 19).

5.	Please confirm compliance with Item 25. In doing so, please clarify with the staff where the disclosure has been provided.

Mr. Sonny Oh

June 30, 2010

The Trust confirms compliance with Item 25 (please see pages 51 through 53 of the SAI).

MISCELLANEOUS

Please provide “Tandy” representations and a response letter in the form of an EDGAR correspondence in regard to the comments above regarding the Post-Effective Amendment. However, please provide responses to General Comment 1 and Prospectus Comments 1 through 7 prior to the effective date of the filing.

This response letter and a “Tandy” letter have been filed in the form of an EDGAR correspondence with Post-Effective Amendment No. 74.

*        *        *         *        *

Should you have any further comments on these matters, or any questions, please contact William MacGregor of AXA Equitable Life Insurance Company at (212) 314-5280 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.

William MacGregor, Esq.

AXA Equitable Life Insurance Company

Clifford J. Alexander, Esq.

Andrea Ottomanelli Magovern, Esq.

Sarah E. Connolly, Esq.

K&L Gates LLP